Via Facsimile and U.S. Mail
Mail Stop 6010

December 10, 2008

Tammy L. Cameron
Interim Principal Accounting and Financial Officer
Depomed, Inc.
1360 O'Brien Drive
Menlo Park, CA 94025

Re: Depomed, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Form 10-Q for the Quarterly Period Ended September 30, 2008
     File Number: 001-13111

Dear Ms. Cameron:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business
Patents and Proprietary Rights, page 21

1.   Your discussion states that you have 9 patents and 18 patent applications. Additionally, we note that you have lawsuits pending relating to some of these patents. Please revise this disclosure to identify the product and product

candidates related to each of your material patents and disclose when each of your material patents expires.

Schedule 14A filed April 9, 2008

Executive Compensation, page 11

2.   Please revise your discussion to more specifically describe your corporate and each executive's individual goals. The description should be quantified to the extent that the goals were quantified.

3.   Please identify the goals that were accomplished and explain how these accomplishments were considered when awarding bonuses and stock options. For example:

- You state that the committee considered the Company's considerable progress in determining the size of the option pool. How did the committee measure the "considerable progress;" and
- You state that the Committee considered Messrs. Pelzel's and Gosling's performance and the number of stock options held by them and the exercise prices of those options in determining to make stock option grants to Messrs. Pelzel and Gosling. Please describe how their performance supported the Committee's decision and describe the number of options held by these individuals and the exercise prices relative to other officers.

Form 10-Q for the quarterly period ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Revenue Recognition, page 22

4.   Please revise your disclosure to include a roll forward of each item that reduces your gross revenue for the periods presented showing the following:
- Beginning balance,
- Current estimate related to sales made in current period,
- Current estimate related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

Liquidity and Capital Resources
Contractual Obligations, page 30

5.   Please revise your table to include long-term debt as well as the interest on long-term debt. In addition, please revise your disclosure to clarify whether you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid. If you believe the amount and payment cannot be reliably estimated, disclose the amounts excluded from the table and the basis for exclusion.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant